Exhibit (a)(10)

STATE OF MINNESOTA	DISTRICT COURT

COUNTY OF HENNEPIN	FOURTH JUDICIAL DISTRICT

CASE TYPE: Civil/Class Action

THOMAS HALLER, on behalf of himself and	Court File No.
all others similarly situated,

Plaintiff,

vs.

ADC TELECOMMUNICATIONS, INC.,	COMPLAINT
ROBERT E. SWITZ, JAMES G. MATHEWS,
WILLIAM R. SPIVEY, JOHN D. WUNSCH,	COMPLAINT BASED UPON
JOHN J. BOYLE, III, LARRY W. WANGBERG,	SELF-DEALING AND BREACH
MICKEY P. FORET, LOIS M. MARTIN,	OF DUTY
JOHN E. REHFELD, KRISH A. PRAHBU,
DAVID A. ROBERTS, TYCO ELECTRONICS LTD.,
and TYCO ELECTRONICS MINNESOTA, INC.,

Defendants.

SUMMARY OF THE ACTION

1.             This is a stockholder class action brought by plaintiff Thomas Haller (“Plaintiff”) on behalf of holders of common stock of ADC Telecommunications, Inc. (“ADC” or the “Company”) against ADC, Tyco Electronics Ltd. (“Tyco”), and Tyco Electronics Minnesota, Inc. (“Tyco Merger Sub”), and certain of ADC’s officers and directors. This action arises out of the Individual Defendants’ (as defined herein) agreement to sell ADC to Tyco at an unfair price of $12.75 for each share of ADC common stock via an unfair process (the “Proposed Acquisition”). This action seeks to enjoin the Individual Defendants from further breaching their fiduciary duties in their pursuit of the Proposed Acquisition.

2.             In pursuing the unlawful plan to induce ADC’s shareholders to tender their shares in the Proposed Acquisition via an unfair and uninformed process, each of the defendants violated applicable law by directly breaching and/or aiding the other defendants’ breaches of their fiduciary duties of loyalty, due care, diligence, independence, good faith, and fair dealing.

3.             Over the past year, the Company’s stock price has been decimated by the global economic rescission. As the economy has rebounded, however, so have the Company and its stock value. In the Company’s first quarter of fiscal 2010, the Company handily beat Wall Street’s expectations and raised its net sales guidance that it had provided the market just over two months before. Knowing that the economy is recovering, Tyco recognized that it had an opportunity to cash in on ADC’s temporarily depressed stock price by acquiring the Company’s valuable assets before it felt the full effects of the economic turnaround.

4.             Devices like cell phones that increase data traffic will drive fiber optic sales, in turn, increasing the prospects of ADC. As the phone company networks switch to fiber optic cable, as opposed to copper, ADC stands in a strong position. Indeed, one analyst stated that he expects “earnings [to] grow 40% next year.” Despite being aware of ADC’s improving financial metrics, the Individual Defendants are selling the Company’s valuable assets for a price that does not maximize shareholder value and, apparently, without adequately shopping ADC.

5.             The market’s reaction to the news of the Proposed Acquisition demonstrates the strength of ADC’s outlook. Tyco’s stock jumped on the news that it would acquire ADC so cheaply, closing up approximately 2.5% on the date the Proposed Acquisition was announced. This is not surprising given that Tyco expects the Proposed Acquisition to be accretive by $0.14 per share in the first full year after closing.

6.             Tyco also stands to reap the benefits of ADC’s $863.4 million of net operating losses (“NOLs”). These NOLs do not expire until after fiscal 2021. As currently constituted, the Proposed Transaction is not priced to compensate ADC shareholders for the benefit that Tyco will receive from the Company’s NOLs.

7.             The Individual Defendants entered into numerous agreements meant to deter additional offers for the Company and deprive shareholders of their right to meaningfully evaluate and consider and, thereafter, either support or oppose the Proposed Acquisition. For example, the Company agreed that: (i) it will not solicit, initiate, or knowingly encourage any superior proposals from other parties; (ii) it would pay a termination fee of $38 million to Tyco if it accepted a superior unsolicited proposal, adding an additional $0.39 per share to the price tag for any successful third party bidder; and (iii) Tyco would have a “Top-Up Option” allowing it to acquire additional shares from the Company if it does not acquire via the tender the 90% required shares to complete the Proposed Acquisition via a short form merger.

8.             Because the Individual Defendants dominate and control the business and corporate affairs of ADC, there exists an imbalance and disparity of economic power between them and the public shareholders of ADC. Therefore, it is inherently unfair for the Individual Defendants to execute and pursue any Proposed Acquisition agreement under which they will reap disproportionate benefits to the exclusion of obtaining the best shareholder value reasonably available. Nonetheless, instead of attempting to negotiate a contract reflecting the best consideration available for the ADC shareholders who they are duty-bound to serve, the Individual Defendants disloyally placed their own interests first and tailored the terms and conditions of the Proposed Acquisition to meet their own personal needs and objectives. In short, the Proposed Acquisition is designed to unlawfully divest ADC’s public shareholders of the Company’s valuable assets for grossly inadequate consideration.

9.             To remedy the Individual defendants’ breaches of fiduciary duty and other misconduct, Plaintiff seeks, inter alia: (i) injunctive relief preventing consummation of the Proposed Acquisition unless and until the Company adopts and implements a procedure or process to obtain a transaction that provides the best possible terms for shareholders; (ii) a directive to the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of ADC’s shareholders; and (iii) rescission of, to the extent already implemented, the A&PM or any of the terms thereof.

JURISDICTION AND VENUE

10.           This Court has jurisdiction over each defendant named herein because each defendant is either a corporation that conducts business in and maintains operations in this County, or is an individual who has sufficient minimum contacts with Minnesota so as to render the exercise of jurisdiction by the Minnesota courts permissible under traditional notions of fair play and substantial justice.

11.           Venue is proper in this Court because one or more of the defendants either resides in or maintains executive offices in this County, a substantial portion of the transactions and wrongs complained of herein, including the defendants’ primary participation in the wrongful acts detailed herein and aiding and abetting and conspiracy in violation of fiduciary duties owed to ADC occurred in this County, and defendants have received substantial compensation in this County by doing business here and engaging in numerous activities that had an effect in this County.

PARTIES

12.           Plaintiff is and has been a shareholder of ADC at all relevant times.

13.           Defendant ADC is a Minnesota corporation that provides broadband communications network infrastructure products and related services and offers comprehensive solutions that enable the delivery of high-speed Internet, data, video, and voice communications over wireline, wireless cable, enterprise, and broadcast networks. ADC’s products include fiber-optic, copper, and coaxial based frames, cabinets, cables, connectors, and cards, wireless capacity and coverage solutions, network access devices, and other physical infrastructure components. If the Proposed Acquisition is consummated, ADC will become a wholly owned subsidiary of Tyco. ADC’s principal executive offices are located at 13625 Technology Drive, Eden Prairie, Minnesota.

14.           Defendant Robert E. Switz (“Switz”) is ADC’s Chairman of the Board of Directors (“Board”) and has been since August 2008 and a director and has been since August 2003. Switz is also ADC’s President and Chief Executive Officer and has been since August 2003. Switz served in various other positions at ADC from January 1994 to August 2003, including as Chief Financial Officer; Executive Vice President; Senior Vice President; and President of ADC’s former Broadband Access and Transport Group.

15.           Defendant James G. Mathews (“Mathews”) is ADC’s Chief Financial Officer and has been since April 2007. Mathews is also an ADC Vice President and has been since December 2005. Mathews was ADC’s Controller from December 2005 to April 2007.

16.           Defendant William R. Spivey is ADC’s Independent Lead Director and has been since February 2009 and a director and has been since September 2004.

17.           Defendant John D. Wunsch is an ADC director and has been since 1991.

18.           Defendant John J. Boyle, III (“Boyle”) is an ADC director and has been since November 1999. Boyle was an ADC Senior Vice President from October 1999 to April 2000.

19.           Defendant Larry W. Wangberg is an ADC director and has been since October 2001.

20.           Defendant Mickey P. Foret is an ADC director and has been since February 2003.

21.           Defendant Lois M. Martin is an ADC director and has been since March 2004.

22.           Defendant John E. Rehfeld is an ADC director and has been since September 2004.

23.           Defendant Krish A. Prabhu is an ADC director and has been since November 2008.

24.           Defendant David A. Roberts is an ADC director and has been since November 2008.

25.           Defendant Tyco is a Swiss corporation that provides engineered electronic components, network solutions, specialty products, and undersea telecommunication systems, with fiscal 2009 sales of US$10.3 billion to customers in more than 150 countries. Tyco designs, manufactures, and markets products for customers in various industries, including automotive; data communication systems and consumer electronics; telecommunications; aerospace, defense, and marine; medical; energy; and lighting. Tyco’s principal executive offices are located at Rheinstrasse 20, CH-8200 Schaffhausen, Switzerland.

26.           Defendant Tyco Merger Sub is a Minnesota corporation and a wholly owned subsidiary of Tyco. Upon completion of the merger, Tyco Merger Sub will merge with and into ADC.

27.           The defendants named above in ¶¶14-24 are sometimes collectively referred to herein as the “Individual Defendants.”

INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

28.           Under Minnesota law, the directors and officers of a publicly traded corporation have fiduciary duties of loyalty, good faith, and care to shareholders. To diligently comply with these duties, neither the directors nor the officers may take any action that:

(a)           adversely affects the value provided to the corporation’s shareholders;

(b)           will discourage, inhibit, or deter alternative offers to purchase control of the corporation or its assets;

(c)           contractually prohibits themselves from complying with their fiduciary duties;

(d)           will otherwise adversely affect their duty to secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

(e)           will provide the directors and/or officers with preferential treatment at the expense of, or separate from, the public shareholders.

29.           In accordance with their duties of loyalty and good faith, the Individual Defendants, as directors and/or officers of ADC, are obligated under Minnesota law to refrain from:

(a)           participating in any transaction where the directors’ or officers’ loyalties are divided;

(b)           participating in any transaction where the directors or officers receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

(c)           unjustly enriching themselves at the expense or to the detriment of the public shareholders.

30.           Defendants, separately and together, in connection with the Proposed Acquisition, are knowingly or recklessly violating their fiduciary duties and aiding and abetting such breaches, including their duties of loyalty, good faith, and independence owed to Plaintiff and other public shareholders of ADC. Certain of the defendants stand on both sides of the transaction, are engaging in self-dealing, are obtaining for themselves personal benefits, including personal financial benefits not shared equally by Plaintiff or the Class (as defined herein). Certain ADC executives and directors are also retaining their prestigious and lucrative positions and compensation at the post-Proposed Acquisition company. Accordingly, the Proposed Acquisition will benefit the Individual Defendants in significant ways not shared with the Class members. As a result of the Individual Defendants’ self-dealing and divided loyalties, neither Plaintiff nor the Class will receive adequate or fair value for their ADC common stock in the Proposed Acquisition.

31.           Because the Individual Defendants are knowingly or recklessly breaching their duties of loyalty, good faith, and independence in connection with the Proposed Acquisition, the burden of proving the inherent or entire fairness of the Proposed Acquisition, including all aspects of its negotiation, structure, price, and terms, is placed upon defendants as a matter of law.

THE PROPOSED ACQUISITION

32.           On July 13, 2010, ADC and Tyco jointly issued the following press release announcing that the Individual Defendants had agreed to sell ADC to Tyco for $12.75 in cash per ADC share:

Tyco Electronics and ADC announced today a definitive agreement under which Tyco Electronics will acquire ADC for $12.75 per share in cash, or an enterprise value of approximately $1.25 billion. The transaction is expected to be accretive by approximately $0.14 per share in the first full year after closing excluding acquisition-related costs. It will position Tyco Electronics’ Network Solutions segment as a leading global provider of broadband connectivity products to carrier and enterprise networks around the world.

Tom Lynch, Chief Executive Officer of Tyco Electronics, said, “This is a very exciting time for our company and ADC is a great fit as we continue to execute our strategy to create strong leadership positions in all of our connectivity businesses. Consumers and enterprises want access to high-speed video and data wherever they are, on whatever devices they are using—from smart phones to HD and 3-D televisions to computers with advanced video-conferencing capabilities. The combination of ADC and Tyco Electronics creates an industry leader, with the scope and geographic scale to help customers deliver needed capacity, from the core of the network all the way to the end user.”

Robert E. Switz, Chairman, President and CEO of ADC, said, “ADC has a strong heritage of providing innovative wired and wireless solutions that have enabled the expansion of advanced broadband networks worldwide. As part of Tyco Electronics, our organization’s ability to serve the world’s leading telecommunications services providers and enterprises will be strengthened significantly. I have great respect for Tyco Electronics and know that they share our commitment to meeting customers’ changing next generation network needs.”

The combined organization will offer a complete product portfolio across every major geographic market. It will also add ADC’s Distributed Antenna System (DAS) products, which will expand Tyco Electronics’ wireless connectivity portfolio to provide greater mobile coverage and capacity solutions to carrier and enterprise customers as demand for mobile data continues to expand. Additionally, Tyco Electronics will add ADC’s professional services organization in the US to its business.

“We expect ADC to be accretive to our earnings in the first year and to reach our target operating margin of 15 percent in the third year after the acquisition,” said Lynch.

The transaction is structured as a tender offer to be followed as soon as possible by a merger. The transaction is subject to customary closing conditions, including the tender of a majority of ADC shares and regulatory approvals, and is expected to close in the fourth calendar quarter 2010.

In conjunction with today’s announcement, Tyco Electronics reported preliminary results for the fiscal third quarter ended June 25, 2010. The company reported sales of $3.1 billion, an increase of 23 percent over the prior year quarter and up 4 percent sequentially. GAAP EPS were $0.72 in the quarter which included $0.02 per share of income related to other items net of restructuring charges. Adjusted EPS were $0.70 in the quarter. The company’s book-to-bill ratio was 1.06 for the quarter and 1.08 excluding Subsea Communications. The company will report complete results and provide further details on its fiscal third quarter before trading begins on July 22, 2010.

33.           On July 13, 2010, the Company filed a Form 8-K with the United States Securities and Exchange Commission (“SEC”), wherein it disclosed the A&PM. The announcement and filing reveal that the Proposed Acquisition is the product of a flawed sale process and, unless the offer price is increased, would be consummated at an unfair price.

34.           Under Section 7.04(a) of the A&PM, ADC is subject to a no-solicitation clause that prohibits the Company from seeking a superior offer for its shareholders. Section 7.04 states that:

Section 7.04. No Solicitation; Other Offers. (a) After the date hereof and prior to the earlier of the termination of this Agreement and the Acceptance Time, the Company and its Subsidiaries shall not (and the Company shall use its reasonable best efforts to cause its or any of its Subsidiaries’ officers or directors, investment bankers, attorneys, accountants, consultants or other agents or advisors (collectively, “Representatives”) not to), directly or indirectly, (i) solicit, initiate or knowingly take any action to facilitate or encourage the submission of any Acquisition Proposal, (ii) enter into or participate in any discussions or negotiations with, furnish any information relating to the Company or any of its Subsidiaries or afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to, any Person with respect to inquiries regarding, or the making of, an Acquisition Proposal, (iii) fail to make, withdraw, modify or amend in a manner adverse to Parent the Company Board Recommendation (or recommend an Acquisition Proposal or knowingly take any action or make any statement inconsistent with the Company Board Recommendation) (any of the foregoing in this clause (iii), an “Adverse Recommendation Change”), (iv) grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of its Subsidiaries or under the Company Rights Agreement, (v) take any action to render the restrictions on a “control share acquisition” set forth in Section 302A.671 of the MBCA inapplicable to any transaction, (vi) approve any transaction under, or any Person becoming an “interested shareholder” under, Section 302A.673 of the MBCA or (vii) enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument relating to an Acquisition Proposal (other than a confidentiality agreement with a Person to whom the Company is permitted to provide information in accordance with Section 7.04(b)). It is agreed that any violation of the restrictions on the Company set forth in this Section by any Representative of the Company or any of its Subsidiaries shall be a breach of this Section by the Company.

35.           Though the A&PM ostensibly has a “fiduciary out” provision that allows the Company to negotiate with other bidders, this provision is actually illusory. In order for ADC to negotiate with any other suitors, the potential acquirer would first have to make an unsolicited superior offer. Without access to nonpublic information, which the Company is prevented from offering under the A&PM prior to the receipt of an offer that the Company reasonably expects to lead to a superior deal, no other bidder will emerge to make such an offer.

36.           Furthermore, ADC is subject to another preclusive lock-up provision in Section 12.04 of the A&PM. Section 12.04 states that ADC is subject to a termination fee of $38 million payable to Tyco if the Company or Tyco terminates the A&PM. This provision is unfair to the Company’s shareholders and contrary to their interests because it deters and prevents the submission of higher proposals, especially in connection with the no solicitation clause in Section 7.04.

37.           The Individual Defendants are attempting to silence dissent among the Company’s shareholders by granting Tyco a “Top-Up Option” in Section 2.04 of the A&PM. The Top-Up Option allows Tyco to acquire all the unissued stock the Company is authorized to issue under its certificate of incorporation until Tyco acquires one share more than 90% of ADC’s outstanding stock. Once ADC reaches the 90% threshold, it will consummate a short-form merger, which will allow it to acquire ADC without a vote in favor of the Proposed Acquisition from the Company’s shareholders.

38.           The provisions above, which will serve to unreasonably deter and discourage superior offers from other interested parties, were agreed to by the Individual Defendants to help secure the personal benefits and unfair profits afforded to them through the Proposed Acquisition.

SELF-DEALING

39.           By reason of their positions with ADC, the Individual Defendants have access to non-public information concerning the financial condition and prospects of ADC. Thus, there exists an imbalance and disparity of knowledge and economic power between the Individual Defendants and the public shareholders of ADC. Therefore, it is inherently unfair for the Individual Defendants to execute and pursue any Proposed Acquisition agreement under which they will reap disproportionate benefits to the exclusion of obtaining the best value for shareholders. Instead, the Individual Defendants disloyally placed their own interests first, and tailored the terms and conditions of the Proposed Acquisition to meet their own personal needs and objectives. Certain Individual Defendants are also receiving lucrative change-in-control benefits or prestigious positions at the post-Proposed Acquisition company.

40.           The Proposed Acquisition is wrongful, unfair, and harmful to ADC’s public stockholders, and represents an effort by the Individual Defendants to aggrandize their own financial position and interests at the expense of and to the detriment of the Class (as defined herein) members. Specifically, defendants are attempting to deny Plaintiff and the Class their shareholder rights through the sale of ADC via an unfair process. Accordingly, the Proposed Acquisition will benefit the Individual Defendants at the expense of ADC’s shareholders.

41.           In light of the foregoing, the Individual Defendants must, as their fiduciary obligations require:

•                                          Withdraw their consent to the Top-Up Option and allow the shareholders to tender their shares without being impeded by this deal protection device.

•                                          Withdraw their consent to Tyco’s acquisition of ADC and allow the shares to trade freely without impediments, including the $38 million termination fee;

•                                          Act independently so that the interests of ADC’s public stockholders will be protected;

•                                          Adequately ensure that no conflicts of interest exist between defendants’ own interests and their fiduciary obligation to maximize stockholder value or, if such conflicts exist, to ensure that all conflicts be resolved in the best interests of ADC’s public stockholders; and

•                                          Solicit competing bids to Tyco’s offer to ensure that the Company’s shareholders are receiving the maximum value for their shares.

42.           The Individual Defendants have also approved the Proposed Acquisition so that it transfers 100% of ADC’s revenues and profits to Tyco, thus, all of ADC’s operations will now accrue to the benefit of Tyco.

THE UNFAIR AND INADEQUATE PROCESS

43.           In order to meet their fiduciary duties, the Individual Defendants are obligated to explore transactions that will maximize shareholder value, and not structure a preferential deal for themselves. Due to the Individual Defendants’ eagerness to enter into a transaction with Tyco, they failed to implement a process to obtain the maximum price for ADC shareholders.

44.           As a result of defendants’ conduct, ADC’s public stockholders have been and will continue to be denied the fair process and arm’s-length negotiated terms to which they are entitled in a sale of their Company. The consideration reflected in the A&PM does not reflect the true inherent value of the Company that was available only to the Individual Defendants, as directors and officers of ADC, and Tyco at the time the Proposed Acquisition was announced. Indeed, the Individual Defendants ensured that ADC would be sold to one buyer and one buyer only by negotiating a no-solicitation clause that prevents ADC from soliciting higher offers, voting agreements, and a $38 million termination fee that will discourage any unsolicited offers.

CLASS ACTION ALLEGATIONS

45.           Plaintiff brings this action for himself and on behalf of all holders of ADC common stock which have been or will be harmed by the conduct described herein (the “Class”). Excluded from the Class are the defendants and any individual or entity affiliated with any defendant.

46.           This action is properly maintainable as a class action.

47.           The Class is so numerous that joinder of all members is impracticable. According to ADC’s SEC filings, there were more than over 97 million shares of ADC common stock outstanding as of July 9, 2010.

48.           There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

(a)             whether the Individual Defendants have breached their fiduciary duties of undivided loyalty, independence, or due care with respect to Plaintiff and the other members of the Class in connection with the Proposed Acquisition;

(b)             whether the Individual Defendants are engaging in self-dealing in connection with the Proposed Acquisition;

(c)             whether the Individual Defendants have breached any of their other fiduciary duties owed to Plaintiff and the other members of the Class in connection with the Proposed Acquisition, including the duties of good faith, diligence, and fair dealing;

(d)           whether ADC aided and abetted the Individual Defendants’ breaches of fiduciary duties;

(e)           whether Tyco and/or Tyco Merger Sub aided and abetted the Individual Defendants’ breaches of fiduciary duties; and

(f)            whether Plaintiff and the other members of the Class would suffer irreparable injury were the transactions complained of herein consummated.

49.           Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class.

50.           Plaintiff has retained competent counsel experienced in litigation of this nature and will fairly and adequately represent and protect the interests of the Class.

51.           The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

52.           Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

53.           Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

FIRST CAUSE OF ACTION

Claim for Breach of Fiduciary Duties Against the Individual Defendants

54.           Plaintiff incorporates by reference and realleges each and every allegation contained above as though fully set forth herein.

55.           The Individual Defendants have violated the fiduciary duties of care, loyalty, good faith, and independence owed to the public shareholders of ADC and have acted to put their personal interests ahead of the interests of ADC’s shareholders.

56.           By the acts, transactions, and courses of conduct alleged herein, defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive Plaintiff and other members of the Class of the true value inherent in and arising from ADC.

57.           The Individual Defendants have violated their fiduciary duties by entering ADC into the Proposed Acquisition without regard to the effect of the Proposed Acquisition on ADC’s shareholders.

58.           As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty, good faith, and independence owed to the shareholders of ADC because, among other reasons:

(a)           they failed to take steps to maximize the value of ADC to its public shareholders;

(b)           they failed to properly value ADC and its various assets and operations; and

(c)           they ignored or did not protect against the numerous conflicts of interest resulting from the directors’ own interrelationships or connection with the Proposed Acquisition.

59.          Because the Individual Defendants dominate and control the business and corporate affairs of ADC, and are in possession of or have access to private corporate information concerning ADC’s assets, business, and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of ADC which makes it inherently unfair for them to pursue and recommend any proposed transaction wherein they will reap disproportionate benefits to the exclusion of maximizing shareholder value.

60.           By reason of the foregoing acts, practices, and course of conduct, the Individual Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other members of the Class.

61.           The Individual Defendants are engaging in self-dealing, are not acting in good faith toward Plaintiff and the other members of the Class, and have breached and are breaching their fiduciary duties to the members of the Class.

62.           As a result of the Individual Defendants’ unlawful actions, Plaintiff and the other members of the Class will be irreparably harmed in that they will not receive their fair portion of the value of ADC’s assets and operations. Unless the Proposed Acquisition is enjoined by the Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, will not engage in arm’s-length negotiations on the Proposed Acquisition terms, and may consummate the Proposed Acquisition, all to the irreparable harm of the members of the Class.

63.           Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants’ actions threaten to inflict.

SECOND CAUSE OF ACTION

Claim for Aiding and Abetting Breaches of Fiduciary Duty Against ADC

64.           Plaintiff incorporates by reference and realleges each and every allegation contained above as though fully set forth herein.

65.           The Individual Defendants owed to Plaintiff and the members of the Class certain fiduciary duties as fully set out herein.

66.           By committing the acts alleged herein, the Individual Defendants breached their fiduciary duties owed to Plaintiff and the members of the Class.

67.             ADC colluded in or aided and abetted the Individual Defendants’ breaches of fiduciary duties, and was an active and knowing participant in the Individual Defendants’ and breaches of fiduciary duties owed to Plaintiff and the members of the Class.

68.             Plaintiff and the members of the Class shall be irreparably injured as a direct and proximate result of the aforementioned acts.

THIRD CAUSE OF ACTION

Claim for Aiding and Abetting Breaches of Fiduciary Duty Against Tyco and Tyco Merger Sub

69.             Plaintiff incorporates by reference and realleges each and every allegation contained above as though fully set forth herein.

70.             The Individual Defendants owed to Plaintiff and the members of the Class certain fiduciary duties as fully set out herein.

71.             By committing the acts alleged herein, the Individual Defendants breached their fiduciary duties owed to Plaintiff and the members of the Class.

72.             Defendants Tyco and Tyco Merger Sub colluded in or aided and abetted the Individual Defendants’ breaches of fiduciary duties, and were active and knowing participants in the Individual Defendants’ breaches of fiduciary duties owed to Plaintiff and the members of the Class.

73.             Defendants Tyco and Tyco Merger Sub participated in the breach of the fiduciary duties by the Individual Defendants for the purpose of advancing their own interests. Defendants Tyco and Tyco Merger Sub obtained and will obtain both direct and indirect benefits from colluding in or aiding and abetting the Individual Defendants’ breaches. Defendants Tyco and Tyco Merger Sub will benefit, inter alia, from the acquisition of the Company at an inadequate and unfair price if the Proposed Acquisition is consummated.

74.             Plaintiff and the members of the Class shall be irreparably injured as a direct and proximate result of the aforementioned acts.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands injunctive relief, in his favor and in favor of the Class and against defendants as follows:

A.            Declaring that this action is properly maintainable as a class action;

B.            Declaring and decreeing that the A&PM was agreed to in breach of the fiduciary duties of the Individual Defendants and is therefore unlawful and unenforceable;

C.            Rescinding, to the extent already implemented, the A&PM;

D.            Enjoining defendants, their agents, counsel, employees, and all persons acting in concert with them from consummating the Proposed Acquisition, unless and until the Company adopts and implements a procedure or process reasonably designed to provide the best possible value for shareholders;

E.             Directing the Individual Defendants to exercise their fiduciary duties to commence a sale process that is reasonably designed to secure the best possible consideration for ADC;

F.             Imposition of a constructive trust, in favor of Plaintiff and members of the Class, upon any benefits improperly received by defendants as a result of their wrongful conduct;

G.            Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

H.            Granting such other and further equitable relief as this Court may deem just and proper.

ANDERSON, HELGEN, DAVIS & NISSEN, LLC

Dated:	July 14 ‘10	By	/s/ Henry M. Helgen
Henry M. Helgen, III (Atty. No.: 151075)
150 South 5th Street, Suite 3100
Minneapolis, MN 55402
Telephone: (612) 435-6363
Attorneys for Plaintiff